UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):	☒Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

GLOBAL VISION HOLDINGS, INC.
Full Name of Registrant

Former Name if Applicable

19200 Von Karman Avenue, 6th Floor
Address of Principal Executive Office (Street and Number)

Irvine, CA 92612
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to complete the financial statements and the required audit for the year ended December 31, 2013 and cannot, without unreasonable effort and expense, file its Form 10-K on or before the prescribed filing date. See additional discussion in Part IV below.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Glen W. Carnes	949	281-6438
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes      ☒ No

The Registrant has filed all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934, however, the quarterly reports as filed on Form 10-Q for the periods ended September 30, 2013 and June 30, 2013 were filed without the required review being performed by Registrant’s independent registered public accounting firm as required by Rule 10-01(d) of Regulation S-X and may be subject to future amendment upon completion of such procedures.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes      ☐ No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated there will be significant changes in the results of operations from the corresponding period for the last fiscal year. The Registrant is currently in the process of quantifying these changes and cannot provide reasonably accurate estimates as to the changes at the date of this filing. The following provides a description of the material items subject to change from the prior fiscal year:

•	On April 12, 2013 the Registrant completed the acquisition of The Place Media which is expected to result in gross revenues exceeding $500,000 as compared to gross revenues of approximately $19,000 for the fiscal year ended December 31, 2012. The acquisition also resulted in material increases in the corresponding cost of goods and operating expenses on a consolidated basis which have not yet been quantified.
•	The Registrant expects material reductions in compensation expense for the year ended December 31, 2013 as compared the similar period ended December 31, 2012 totaling approximately $2.7 million. This is the result of non-recurring, fully vested equity awards being issued during the year ended December 31, 2012. Additionally, the Registrant did not claw-back any previously granted equity awards during the year ended December 31, 2013, as was the case in the prior fiscal year resulting in the recognition of other income of approximately $1.1 million.
•	During the year ended December 31, 2013 the Registrant entered into various convertible note arrangements resulting in the recognition of additional significant cash and non-cash interest, financing, and other expenses not present in the prior fiscal year. The Registrant is in the process of quantifying these expenses that were approximately $377,000 on an unaudited basis for the nine months ended September 30, 2013.

The Registrant cannot provide reasonable estimates of the results for the fiscal year ended December 31, 2013 due to recent turnover in its accounting department.

GLOBAL VISION HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2014	By /s/ Glen W, Carnes
Glen W. Carnes, Chairman and Principal Executive Officer